UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 5)*

                           GenVec, Inc.
                         (Name of Issuer)

                  Common Stock, $0.001 par value
                   (Title of Class of Securities)

                            37246C109
                         (CUSIP Number)

                        Jeffrey I. Martin
                    Rho Capital Partners, Inc.
                 152 West 57th Street, 23rd Floor
                     New York, New York 10019
                           212-751-6677
         (Name, Address, and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                       March 1, 2011
      (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------------

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    This Amendment No. 5 to Schedule 13D for GenVec, Inc., a Delaware corporation ("GenVec" or the "Issuer"), amends a statement on Schedule 13D, originally dated August 21, 2003, as amended as of November 28, 2003, April 12, 2004, January 16, 2007, and August 28, 2007, with respect to the beneficial ownership by Rho Capital Partners, Inc., a New York corporation, and its controlling shareholders Joshua Ruch, Habib Kairouz and Mark Leschly (collectively, the "Reporting Persons"), of shares of Common Stock, par value $0.001 per share, of GenVec.

    This Amendment is filed to amend Item 5(e) of the statement on Schedule 13D as previously filed.

    This is the final amendment to this Schedule 13D, and an exit filing for the Reporting Persons.


Item 5.    Interest in Securities of the Issuer

    (e) By reason of issuances of shares of Common Stock by the Issuer, the Reporting Persons have ceased to be the beneficial owners of more than five
percent of the Issuer's shares of Common Stock.   Accordingly, this Amendment
is the final amendment to the statement on Schedule 13D, and is an exit filing for the Reporting Persons.

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2011.


RHO CAPITAL PARTNERS, INC.


By:  /s/ Joshua Ruch
   ------------------------------
   Title: Chief Executive Officer


JOSHUA RUCH

/s/ Joshua Ruch
----------------------------


HABIB KAIROUZ

/s/ Habib Kairouz
----------------------------


MARK LESCHLY

/s/ Mark Leschly
----------------------------